Exhibit 99.1

AGGREGATE SCHEDULE OF PRINCIPAL AND INTEREST DISTRIBUTIONS TO CERTIFICATEHOLDERS

Class	Interest	Principal	Losses	Ending Balance
A1	3,032,614.78	8,004,017.82	0.00	89,767,176.18
AR	0.00	0.00	0.00	0.00
X	142,858.28	0.00	0.00	0.00